Exhibit 99.13

Notification of Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests notified in accordance with DR 3.1.4R (1) (a) and DR 3.1.4(R) (1) (b) in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

Imperial Tobacco Group PLC was today advised that the following directors and PDMRs sold ordinary shares of 10p each in the Company in order, amongst other things, to satisfy their Income Tax liabilities arising on the exercise of options under the LTIP as detailed in our announcements dated 2 November 2005 and 12 January 2006 and the vesting of awards under the Share Matching Scheme as detailed in our announcement dated 30 January 2006.

The respective sales are detailed below: -

Name	Date sold	Price per share (pounds sterling)	Number Sold
Gareth Davis	21 February 2006	£17.34	75,429
Robert Dyrbus	21 February 2006	£17.34	48,000
Graham Blashill	21 February 2006	£17.34	15,000
David Cresswell	21 February 2006	£17.34	22,000
Frank Rogerson	21 February 2006	£17.34	18,546
Kathryn Brown	21 February 2006	£17.34	4,579
Alison Cooper	21 February 2006	£17.34	13,771

The directors’ holdings of ordinary shares following these trades are set out below: -

Name	Holding at 22 February 2006	Holding at 30 September 2005
Gareth Davis	330,289	319,181
Robert Dyrbus	213,268	206,702
Graham Blashill	90,810	85,224
David Cresswell	89,868	89,861
Frank Rogerson	88,831	84,093

T Williams

Deputy Company Secretary

Copies of all of our announcements are available on our website: www.imperial-tobacco.com